May 25, 2018 Via EDGAR and e-mail John Ganley Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549
Mayer Brown LLP
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New York, New York 10020-1001

Main Tel +1 212 506 2500
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Bradley W. Berman
Direct Tel +1 212 506 2321
bberman@mayerbrown.com

Re:    Alaia Market Linked Trust, Series 6-2
Amendment No. 3 to Registration Statement on Form S-6
Filed May 25, 2018
 File Nos.: 333-222802 and 811-23095

Dear Mr. Ganley:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on May 25, 2018 Pre-effective Amendment No. 3 to the above-referenced registration statement for the Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 6-2, a series of the Alaia Trust.

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Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:          Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Lailey Rezai

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